

June 3, 2015

Tim Richerson
Chief Executive Officer
JM Global Holding Company
1615 South Congress Avenue
Suite 103
Delray Beach, FL 33445

> **Re:** **JM Global Holding Company**
> **Draft Registration Statement on Form S-1**
> **Submitted May 7, 2015**
> **CIK No. 0001641398**

Dear Mr. Richerson:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 1

General, page 2

2. We note your disclosure that your sponsor will own 23.8% and up to 69.5% of your outstanding common stock upon completion of this offering depending on whether the underwriters exercise their overallotment option and whether your sponsor purchases 3,000,000 units in this offering. Please disclose here your sponsor's ownership percentages and discuss the impact such ownership percentages could have on the approval of an initial business combination or on amendments to your governing documents which have supermajority thresholds set below your sponsor's ownership percentage of 69.5%, assuming your sponsor purchases 3,000,000 units in this offering.

The Offering, page 4

Exercise price, page 6

3. You state that each warrant contained in the units being offered pursuant to this registration statement entitles the holder to purchase one half of one share of your common stock and that no fractional shares will be issued upon exercise of the warrants. Please clarify how fractional interests will be treated upon exercise of an odd number of warrants. In this regard, we note your disclosure in the first paragraph on page 82.

Risk Factors, page 18

Since holders of founder shares and placement units will lose, page 28

4. We note your disclosure that your sponsor has indicated that it intends to purchase up to 3,000,000 units in this offering and that your sponsor has agreed that it will not seek redemption of 1,000,000 shares included in such units. Please revise this risk factor as applicable.

Provisions of our amended and restated certificate of incorporation, page 31

5. We note your disclosure that your sponsor will own 69.5% of your common stock if it purchases the 3,000,000 units in this offering and that amendments to certain provisions of your certificate of incorporation and trust agreement requires approval by 65% of your issued and outstanding shares of common stock which will be less than your sponsor's ownership percentage. Please revise this risk factor to disclose this ownership percentage and the associated risks. Please similarly revise the last risk factor on page 32.

Dilution, page 42

6. We note from your disclosure in footnote 2 that no value is attributed to the placement warrants contained in the placement units. Please revise to clearly explain why no value is attributed to the placement warrants.

Capitalization, page 44

7. Please revise to include an introductory paragraph which discloses details of the transactions included in the "as adjusted" column. Your disclosure should provide details of the sale of units in this offering and private placement warrants, including the amount of units and warrants to be sold and the price per unit or warrant. You should also include disclosure of the amount of proceeds expected to be received from this offering.

8. We note that you have presented common stock subject to redemption as $45,721,080 in the "as adjusted" column. Please revise to disclose, how you calculated or determined that amount.

Signature, page II-5

9. Please revise the second half of your signature page to include the signature of your controller or principal accounting officer. To the extent the listed signatories are also signing in the aforementioned capacity, please revise to clarify. Refer to Instruction 1 to Signatures on Form S-1.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Stuart Neuhauser, Esq.
        Ellenoff Grossman & Schole LLP